PIPEX PHARMACEUTICALS, INC.

3985 Research Park Drive

Ann Arbor, Michigan 48108

Tel. (734) 332-7800

February 9, 2007

VIA FACSIMILE (202) 772-9217

AND FIRST CLASS MAIL

United States Securities

   and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Sonia Barros, Esq.

Re:	File No. 333-139354 Pipex Pharmaceuticals, Inc. Form SB-2

Dear Ms. Barros:

Pipex Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on Tuesday, February 13, 2007 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PIPEX PHARMACEUTICALS, INC.
By: /s/ Steve H. Kanzer __________ Steve H. Kanzer, Chief Executive Officer